April 25, 2012

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Vince DiStefano, Esq.

VIA EDGAR

Re:	Registrants:	Natixis Funds Trust I and Natixis Funds Trust II
	File No.:	811-04323 and 811-00242
	Filing Type:	Form N-1A

Dear Mr. DiStefano:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on March 30, 2012, regarding the post-effective amendments to the Natixis Funds Trust I and Natixis Funds Trust II (the “Registrants”) registration statements on Form N-1A, which were filed with the Commission on February 17, 2012 (the “Registration Statements”). For your convenience, we have summarized each comment below, followed by the Registrants’ response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrants in the Registration Statements.

Please note that the Registration Statements are scheduled to become effective automatically on May 1, 2012.

Hansberger International Fund Prospectus

1.	Comment. The “Fund Fees & Expenses” “Example” table in the summary section of the prospectus is not in the format prescribed in Form N-1A (i.e., years across top of example as columns and classes as rows). Please conform the “Example” table within the section entitled “Fund Fees & Expenses” to the format described in Form N-1A.

Response. The Registrant has revised the summary prospectus accordingly.

2.	Comment. The portfolio turnover rate is missing from the “Portfolio Turnover” paragraph. Please complete, and if the portfolio turnover is more than 100%, please disclose the impact of such turnover.

Response. The Registrant has inserted the Fund’s portfolio turnover rate for the most recent fiscal year in the “Portfolio Turnover” paragraph. The Fund’s portfolio turnover rate does not exceed 100%.

3.	Comment. In the “Principal Investment Strategies” section of the summary section of the prospectus, it is stated that the Fund will invest substantially all of its assets in “equity securities.” Please describe the types of equity securities in which the fund will invest.

Response. In response to this comment the first sentence of the summary section of the prospectus has been revised as follows:

“The Fund seeks to attain its goal by investing substantially all of its assets in equity securities (including, but not limited to, common stock, preferred stock and convertible securities).”

4.	Comment. In the “Principal Investment Strategies” section of the summary section of the prospectus, it is stated that the Fund will invest a “significant portion” of its “net assets” in equity securities of companies “located outside of the United States.” What does “significant portion” mean? Why is the Fund using “net assets”? What does “located outside of the United States” mean?

Response. The Registrant has carefully considered the Staff’s comment. The Registrant believes that the Fund’s self-imposed investment restriction to “invest a significant portion of its net assets in companies located outside the United States” is an accurate statement of the Fund’s principal investment strategy. Under normal market conditions, the Fund’s investment adviser intends to invest at least 90% of the Fund’s net assets in equity securities of companies located outside the United States. The Registrant believes that the use of net assets accurately reflects the Fund’s exposure to these securities. When determining the location of a company the Fund’s investment adviser will consider the determinations of leading providers of global index and financial information such as Morgan Stanley Capital International and Bloomberg and may consider other factors.

5.	Comment. In the “Principal Investment Strategies” section of the summary section of the prospectus, it is stated that the “Fund’s portfolio typically holds approximately 40 to 60 stocks.” Will this Fund be concentrated or non-diversified? If so, provide appropriate disclosure in the summary section.

Response. The Fund will be not be concentrated or non-diversified.

6.	Comment. In the “Growth Segment” paragraph within the “Principal Investment Strategies” section of the summary section of the prospectus, it is stated that the segment will invest in “at least three different countries and generally expects to be invested in more than three countries.” Please clarify whether these three countries will be outside of the United States or a number of countries throughout the world.

Response. In response to this comment the Registrant has revised the third sentence of the “Growth Segment” paragraph within the “Principal Investment Strategies” section of the summary section of the prospectus as follows:

“This segment will invest in at least three different countries outside of the United States and generally expects to be invested in more than three countries, including countries considered to be emerging market countries.”

7.	Comment. Is using derivatives a principal investment strategy of the Fund? If so, please include appropriate strategy and risk disclosure.

Response. The use of derivatives is not a principal investment strategy of the Fund.

8.	Comment. Is using leverage a principal investment strategy of the Fund? If so, please include appropriate strategy and risk disclosure.

Response. The use of leverage is not a principal investment strategy of the Fund.

9.	Comment. The information within the section “Purchase and Sale of Fund Shares” is too expansive for item 6. Please remove the bulleted information regarding initial or subsequent investment minimums for wrap fee programs, retirement plans, certain individual retirement accounts, registered investment advisers and fund trustees. Additionally, please delete the two paragraphs following the referenced bulleted information.

Response. The Registrant respectfully submits that this disclosure is useful to investors as it provides the minimum initial or subsequent investment requirements that the Fund may place on such investors. However, in the interest of keeping the summary prospectus concise, the Registrant has revised the disclosure below as follows:

• Wrap Fee Programs of certain broker-dealers, the advisers or NGAM Distribution, L.P. (the “Distributor”). Please consult your financial representative to determine if your~~Such~~ wrap fee program~~s may be~~ is subject to additional or different conditions or fees., ~~including a wrap account fee. Each broker-dealer is responsible for transmitting to its customer a schedule of fees and other information regarding any such conditions.~~

• Retirement Plans such as 401(a), 401(k) or 457 plans.

• Certain Individual Retirement Accounts if the amounts invested represent rollover distributions from investments by any of the retirement plans invested in the Fund ~~as set forth above~~.

• Registered Investment Advisers investing on behalf of clients in exchange for an advisory, management or consulting fee.

• Fund Trustees, former Fund trustees, employees of affiliates of the Natixis Funds and other individuals who are affiliated with any Natixis Fund (this also applies to any spouse, parents, children, siblings, grandparents, grandchildren and in-laws of those mentioned) and Natixis affiliate employee benefit plans.

Due to operational limitations at your financial intermediary, certain wrap fee programs, retirement plans, individual retirement accounts and accounts of registered investment advisers may be subject to the investment minimums described above. ~~Please consult your financial representative for more information.~~

In addition, the following disclosure has been moved from the section “Purchase and Sale of Fund Shares” to the subsection “To Open an Account with Natixis Funds:” within the “Its Easy to Open an Account” section of the Fund’s prospectus:

At the discretion of NGAM Advisors, L.P. (“NGAM Advisors”), clients of NGAM Advisors and its affiliates may purchase Class Y shares of the Fund below the stated minimums.

10.	Comment. In the first paragraph of the subsection “Principal Investment Strategies” within the section “More Information About the Fund,” it is stated that the Fund seeks to attain its goal by investing “substantially all” of its assets in equity securities. Please define “substantially all”.

Response. The Registrant carefully considered the Staff’s comment. The Registrant respectfully submits that the Fund’s self-imposed investment restriction to invest “substantially all of its assets in equity securities” is an accurate statement of the Fund’s principal investment strategy. Under normal market conditions, the Fund’s adviser intends to invest at least 90% of the Fund’s assets in equity securities. However, the Fund may temporarily hold up to 20% of its assets in cash, money market instruments or high quality debt securities as disclosed in the last paragraph of the “Principal Investment Strategies” section of the prospectus.

11.	Comment. In the first paragraph of the subsection “Principal Investment Strategies” within the section “More Information About the Fund,” it is stated that the Fund seeks to invest a “significant portion” of its net assets in equity securities of companies located outside of the United States. Please quantify what is meant by “significant portion.”

Response. Please see the response to comment 4 above.

12.	Comment. In the second paragraph of the subsection “Principal Investment Strategies” within the section “More Information About the Fund,” it is stated that “Subject to the allocation policy adopted by the Board of Trustees, NGAM Advisors, L.P. (“NGAM Advisors”) generally allocates capital invested in the Fund equally between its two segments…” Please describe the allocation policy. In what instances, if any, are the two segments not allocated equally?

Response. In response to this comment, the Registrant has revised the second paragraph of the subsection “Principal Investment Strategies” within the section “More Information About the Funds” as follows:

Subject to the allocation policy adopted by the Board of Trustees, NGAM Advisors, L.P. (“NGAM Advisors”) generally allocates capital invested in the Fund equally between its two segments, which are managed by Hansberger Global Investors, Inc. (“Hansberger”) as described below. Under the allocation policy, NGAM Advisors monitors the relative size of the segments on a monthly basis and may ~~also~~ allocate capital away or towards a segment from time to time. NGAM Advisors will generally reallocate capital away from or towards a segment in order to bring the segments back within a targeted allocation range. However, the target allocation may not always be met.

13.	Comment. In the “How Fund Shares Are Priced” section of the prospectus, there is a footnote no. 1 referenced, but there is no corresponding footnote.

Response. The Registrant respectfully submits that the footnote no. 1 that is referenced in the second bullet can be found immediately after the fourth bullet in that section.

14.	Comment. In the “How Fund Shares Are Priced” section of the prospectus, there is no identification of the transfer agent. Please disclose the name of the transfer agent.

Response. In response to this comment, the Registrant has revised the second bullet in the section “How Fund Shares Are Priced” as follows:

The price you pay for purchasing, redeeming or exchanging a share will be based upon the NAV next calculated (plus or minus applicable sales charges as described earlier in the Fund Summary) after your order is received by the Funds’ transfer agent, Boston Financial Data Services, Inc., “in good order” (meaning that the order is complete and contains all of the necessary information).1

1 Please see the section “Buying Shares”, which provides additional information regarding who can receive a purchase order.

15.	Comment. In the “Financial Highlights” tables please correct the formatting so that the years are listed across the top of the table and the categories are listed down the side of the table. Additionally, the Financial Highlights are incomplete and are missing the portfolio turnover information.

Response. The Registrant respectfully submits that changing the formatting of the “Financial Highlights” tables in this year’s annual update to the Fund’s Registration Statement would result in significant costs to the Fund without any corresponding benefits to investors. However, in future filings, the Registrant will consider changing the “Financial Highlights” tables as described. In addition, the Registrant has completed the tables, including the addition of portfolio turnover information.

Hansberger International Fund Statement of Additional Information

16.	Comment. Investment restriction 10 appears to be too expansive. Please describe the Fund’s abilities with respect to writing, purchasing or selling options.

Response. The Registrant respectfully submits that the information provided in investment restriction 10 and the related disclosure in the “Foreign Currency Transactions”, “Options and Warrants”, “Options on Indices” and “Exchange-Traded and Over-the-Counter Options” sections on page 55 and pages 57-58 of the Fund’s Statement of Additional Information adequately describe~~s~~ the Fund’s abilities with respect to writing, purchasing or selling options.

17.	Comment. As disclosed in investment restriction 12, a number of investments are not considered “senior securities” for the purposes of the restriction by the Fund, however, the Staff does consider all of the listed investments to be “senior securities.” What is the basis for the claim that those listed are not considered “senior securities?”

Response. The Registrant respectfully submits that investment restriction 12, read in the context of the Fund’s other investment restrictions and related disclosure (including that under “General Notes on Investment Restrictions”) and in light of applicable law and Staff guidance, excepts from the definition of senior securities only those investments that Staff guidance and applicable law permit to be so excepted. For example, investment restriction 12 excepts from the definition of senior security borrowing permitted by investment restriction 5. Consistent with the requirements of Section 18 of the Investment Company Act of 1940, investment restriction 5, in relevant part, does not permit the Fund to borrow money in excess of 33 1/3% of the Fund’s total assets. Moreover, the disclosure under “General Notes on Investment Restrictions” further elaborates on the Staff’s applicable guidance on senior securities.

18.	Comment. In the “Derivative Instruments” disclosure under the “Investment Strategies and Risks” section in what cases will the Fund’s adviser “cover” its obligations (i.e, long and short, physically and cash settled, over-the-counter or exchange traded)? Is the disclosure consistent with information provided to the Staff at a meeting in February 2012 between the Staff, representatives from Loomis, Sayles & Company, L.P. (“Loomis Sayles”) and representatives from Natixis Global Asset Management, L.P., acting on behalf of Loomis Sayles in February 2012 (the “February Meeting”)?

Response. The Registrants have revised the Funds’ disclosure to indicate the different ways in which the Funds seek to ensure that they will have sufficient liquid assets to meet its obligations under its derivative contracts. The revised language, which will be inserted on approximately page 51 of the Fund’s SAI, is attached as Appendix A. The actual method used may vary from time to time and from transaction to transaction, and the Registrants respectfully submit that investor understanding is not enhanced by seeking to tie specific methodologies to specific transactions.

The Registrant also respectfully notes that Loomis Sayles does not act as investment adviser or subadviser to the Hansberger International Fund, and thus the asset segregation policies of the Fund were not discussed at the February Meeting.

19.	Comment. In the “Derivative Instruments” disclosure under “Types of Practices,” what is it meant by “otherwise designation”?

Response. Please see the response to comment 18 and the revised disclosure referenced therein.

20.	Comment. In the “Derivative Instruments” disclosure under “Types of Practices,” what is the basis for allowing the Fund to cover its obligations under derivative instruments by entering into offsetting positions?

Response. Please see the response to comment 18 and the revised disclosure referenced therein. The Registrants note that SEC staff guidance contemplates that rather than segregate liquid assets against its derivatives obligations, a Fund may enter into offsetting transactions. See, for example, Dreyfus Strategic Investing, SEC No-Action Letter (publicly available June 22, 1987) (“For example, instead of segregating assets, a fund that has a long position in a futures or forward contract could purchase a put option on the same futures or forward contract with a strike price as high or higher than the price of the contract held by the fund”).

21.	Comment. In the last sentence of the second paragraph of the “Futures Contracts” disclosure under “Types of Practices” that discusses short positions in futures contracts, does the Fund need to segregate notional value for short positions?

Response. Please see the response to comment 18 and the revised disclosure referenced therein.

22.	Comment. In the last paragraph of the “Futures Contracts” disclosure under “Types of Practices,” regarding settlement of futures contracts, does the Fund need to segregate notional value plus a cushion for this type of transaction?

Response. Please see the response to comment 18 and the revised disclosure referenced therein.

23.	Comment. As referenced in the second paragraph of the “Options and Warrants” disclosure under “Types of Practices,” when the Fund writes options, what is segregated?

Response. Please see the response to comment 18 and the revised disclosure referenced therein.

24.	Comment. As referenced in the last sentence of the “Forward Contracts” disclosure under “Types of Practices,” what basis is the Fund relying on for allowing the adviser to cover its obligations by entering into offsetting positions?

Response. Please see the responses to comments 18 and 20.

25.	Comment. What is the asset segregation policy for swap transactions?

Response. Please see the response to comment 18 and the revised disclosure referenced therein.

26.	Comment. What is the asset segregation policy for credit default swaps?

Response. Please see the response to comment 18 and the revised disclosure referenced therein.

Loomis Sayles Absolute Strategies Fund Prospectus

27.	Comment. The “Fund Fees & Expenses” “Example” table in the summary section of the prospectus is not in the format prescribed in Form N-1A (i.e., years across top of example as columns and classes as rows). Please conform the “Example” table within the section entitled “Fund Fees & Expenses” to the format described in Form N-1A.

Response. The Registrant has revised the summary prospectus accordingly.

28.	Comment. The portfolio turnover rate is missing from the “Portfolio Turnover” paragraph. Please complete, and if the portfolio turnover is more than 100%, please disclose the impact of such turnover.

Response. The Registrant has inserted the Fund’s portfolio turnover rate for the most recent fiscal year in the “Portfolio Turnover” paragraph. The Fund’s portfolio rate exceeds 100%. Accordingly, the Registrant has included the following disclosure in the section “Principal Investment Strategies” in the summary prospectus: “The Fund expects to engage in active and frequent trading of securities and other instruments. Effects of frequent trading may include high transaction costs, which may lower the Fund’s return, and realization of greater short-term capital gains, distributions of which are taxable as ordinary income to taxable shareholders. Trading costs and tax effects associated with frequent trading may adversely affect the Fund’s performance.”

29.	Comment. Where possible, please shorten and summarize the Principal Investment Strategies.

Response. In response to this comment, the Registrant has revised the disclosure in the “Principal Investment Strategies” section in the summary prospectus, where it believes appropriate. For example, the Registrant deleted the following sentence because such information is duplicative of the disclosure provided under “Leverage Risk”: “The Fund’s use of derivatives may cause it to be leveraged. Leverage leads to investment exposure in excess of the amount actually invested in the Fund and increases risk.” Such changes are in addition to changes made in response to a similar comment from the Staff that was received on April 11, 2011. Please note, however, that the Fund’s principal investment strategies are complex, necessitating disclosure that is longer than the disclosure of funds with less complex strategies.

30.	Comment. Within the section “Principal Investment Strategies” in the summary section, the Fund’s definition of “emerging market currency” is inconsistent with the Staff’s understanding of emerging market currency. Please revise the definition to be in accordance with the Staff’s understanding.

Response. The Registrant respectfully submits that the Fund’s definition of emerging market currency is in relation to a self-imposed investment restriction (i.e., that the Fund can invest up to 20% in investments denominated in emerging market currencies and related derivatives), rather than a legally mandated restriction. The Registrant has included a plain English definition of emerging market currency for purposes of clarifying this self-imposed investment restriction.

31.	Comment. What is the legal basis for the following statement in the “Principal Investment Strategies” section: “Currency positions that are intended to hedge the Fund’s non-currency exposure (i.e., currency positions that are not made for investment purposes) will offset positions in the same currency that are made for investment purposes when calculating the limitation on investments in non-U.S. and emerging market currency investments because the Fund believes that hedging a currency position is likely to negate some or all of the currency risk associated with the original currency position?”

Response. The Registrant respectfully submits that this statement describes the Fund’s practices with respect to its compliance with a self-imposed investment restriction. The statement is not intended to describe the Fund’s practices with respect to a legally mandated restriction, and therefore so long as the restriction is adequately disclosed and does not conflict with any legal requirements, the Fund is not required to have a legal basis for the restriction.

32.	Comment. In the third paragraph of the “Principal Investment Strategies” section in the summary section, there is an exclusion concerning long and short investment exposures regarding instruments primarily used for duration management or yield curve management. Please explain why these instruments are excluded.

Response. The indicated sentence is intended to disclose to investors the potential scale of the Fund’s long and short exposures to securities and asset classes. The Registrant believes that it provides more helpful information to investors by excluding instruments used for duration or yield curve management because of the different purposes and risk profile of such instruments.

33.	Comment. Is investing in pay-in-kind (“PIK”) securities a principal investment strategy of the Fund? If so, please include appropriate risk disclosure.

Response. In response to this comment, the Registrant has added the following sentence to the risk disclosure regarding “Interest Rate Risk” in both the Fund’s summary prospectus and statutory prospectus: “The value of zero-coupon and PIK bonds may be more sensitive to fluctuations in interest rates than other fixed-income securities.”

34.	Comment. Will derivative instruments be used in long and/or short positions? If so, disclose in the summary section what the Fund will be using them for.

Response. The Registrant respectfully submits that the summary prospectus includes disclosure describing the Fund’s intended use of derivative instruments in long and short positions that is adequate. For example, the summary prospectus includes the following disclosure: “The Fund will pursue its investment goal by obtaining long investment exposures through direct cash investments and derivatives and short investment exposures substantially through derivatives.”

35.	Comment. With regard to “Leverage Risk,” how will the Fund’s adviser (Loomis Sayles) attempt to ensure that at all times the Fund has sufficient liquid assets to enable it to satisfy its obligations under its derivative contracts? What are the asset segregation policies for each derivative mentioned in the summary?

Response. The Registrant has revised the Fund’s SAI disclosure to indicate the different ways in which the Fund seeks to ensure that it will have sufficient liquid assets to meet its obligations under its derivative contracts. The revised language, which will be inserted on approximately page 26 of the Fund’s SAI, is attached as Appendix A. The actual method used may vary from time to time and from transaction to transaction, and the Registrant respectfully submits that investor understanding is not enhanced by seeking to tie specific methodologies to specific transactions.

Additionally, the Registrant understands that Loomis Sayles will be responding separately to the Staff’s requests for specific information about the asset coverage policies with respect to the registered investment companies managed by Loomis Sayles and refers the Staff to such response.

36.	Comment. With regard to the average annual total returns table, please explain why the 3-month London Interbank Offered Rate (“LIBOR”) is considered the appropriate broad-based index.

Response. The Registrant respectfully submits that the 3-month LIBOR is an appropriate measure against which to compare the Fund’s performance. LIBOR is a benchmark interest rate index, which represents the average rate a leading bank, for a given currency, can obtain unsecured funding, and is representative of short-term interest rates. Item 27(b)(7), Instruction 5 of Form N-1A defines an appropriate index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Registrant believes that the 3-month LIBOR appropriately meets this definition and notes that several other funds use this benchmark as the broad-based index against which they measure their performance.

37.	Comment. The information within the section “Purchase and Sale of Fund Shares” is too expansive for item 6. Please remove the bulleted information regarding initial or subsequent investment minimums for wrap fee programs, retirement plans, certain individual retirement accounts, registered investment advisers and fund trustees. Additionally, please delete the two paragraphs following the referenced bulleted information.

Response. Please see the response to comment 9.

38.	Comment. In the “Financial Highlights” tables please correct the formatting so that the years are listed across the top of the table and the categories are listed down the side of the table. Additionally, the Financial Highlights are incomplete and are missing the portfolio turnover information.

Response. Please see the response to comment 15.

Loomis Sayles Multi-Asset Real Return Fund Prospectus

39.	Comment. The “Fund Fees & Expenses” “Example” table in the summary section of the prospectus is not in the format prescribed in Form N-1A (i.e., years across top of example as columns and classes as rows). Please conform the “Example” table within the section entitled “Fund Fees & Expenses” to the format described in Form N-1A.

Response. The Registrant has revised the summary prospectus accordingly.

40.	Comment. The portfolio turnover rate is missing from the “Portfolio Turnover” paragraph. Please complete, and if the portfolio turnover is more than 100%, please disclose the impact of such turnover.

Response. Please see the response to comment 28.

41.	Comment. Where possible, please shorten and summarize the Principal Investment Strategies.

Response. In response to this comment, the Registrant has revised the disclosure in the “Principal Investment Strategies” section in the summary prospectus, where it believes appropriate. For example, the Registrant deleted the following sentence because such information is duplicative of the disclosure provided under “Leverage Risk”: “The Fund’s use of derivatives may cause it to be leveraged. Leverage leads to investment exposure in excess of the amount actually invested in the Fund and increases risk.” Such changes are in addition to changes made in response to a similar comment from the Staff that was received on April 11, 2011. Please note, however, that the Fund’s principal investment strategies are complex, necessitating disclosure that is longer than the disclosure of funds with less complex strategies.

42.	Comment. In the third paragraph of the Principal Investment Strategies section in the summary section, it is stated that “the portfolio managers seek to identify the relative return potential of various asset classes.” Please identify the asset classes.

Response. The asset classes for which the portfolio managers seek to identify the relative return potential include credit, currencies, equities and commodities. These asset classes are listed in the first paragraph of the “Principal Investment Strategies” section, and the Registrant has not repeated them in the third paragraph in order to keep the disclosure more concise.

43.	Comment. In the third paragraph of the Principal Investment Strategies section in the summary section, it is stated that bottom-up investment process will utilize “the Adviser’s robust research resources.” Please remove this language.

Response. The Registrant has revised the summary prospectus accordingly.

44.	Comment. In the fourth paragraph of the Principal Investment Strategies section in the summary section, it is stated that “The Fund’s long and short investment exposure may, at times, each reach 100% of the assets invested in the Fund (excluding instruments primarily used for duration management or yield curve management and short-term investments (such as cash and money market instruments)), although these exposures may be higher or lower at any given time.” Please explain how the Fund can be both 100% short and 100% long while still maintaining aggregate segregation of assets.

Response. The Registrant respectfully submits that many short exposures can be obtained through derivative instruments for which the Fund may segregate against its net obligations under the instrument. Accordingly, the Fund can, in theory, invest 100% short and 100% long simultaneously.

45.	Comment. In the “Fixed-Income Investments” paragraph of the “Principal Investment Strategies” section, why is the Fund using “net assets,” whereas “gross assets” is referenced elsewhere in the disclosure?

Response. The Registrant respectfully submits that “net assets” better reflects the Fund’s exposure to fixed-income investments than “total assets.” The Registrant believes that the Fund has the flexibility to determine whether exposure to certain investments is calculated based on “total assets” or “net assets” if the Registrant includes disclosure indicating this intention.

46.	Comment. Is investing in pay-in-kind (“PIK”) securities a principal investment strategy of the Fund? If so, please include appropriate strategy and risk disclosure.

Response. Please see the response to comment 33.

47.	Comment. In the “Equity Securities” paragraph of the “Principal Investment Strategies” section, what are “equity-linked securities and other equity interests?”

Response. The Registrant has deleted the phrase “equity-linked securities and other equity interests” from the Fund’s summary prospectus and statutory prospectus.

48.	Comment. In the “Commodity Investments” paragraph of the “Principal Investment Strategies” section, what is the basis for excluding equity and fixed-income securities of issues in commodity-related industries from the 25% limitation on investments in commodity-linked instruments?

Response. The Registrant respectfully submits that investments in commodities-linked derivatives (such as a future contract linked to oil) have investment characteristics and risks different than investments in equity or fixed-income securities of an issuer in a commodity-related industry (such as common stock of ExxonMobil). Accordingly, the Registrant believes that classifying equity and fixed-income securities of issuers in commodity-related industries as equity or fixed-income securities better reflects the investment characteristics and risks of such investments.

49.	Comment. Are the financials for the commodity subsidiary consolidated for this Fund?

Response. Yes.

50.	Comment. Do any other funds invest in this commodity subsidiary?

Response. No.

51.	Comment. With regard to “Liquidity Risk,” is it possible that the Fund will hold more than 15% of its assets in illiquid securities?

Response. The Fund may not purchase any illiquid security, including any securities whose disposition is restricted under federal securities laws and securities that are not readily marketable, if, as a result, more than 15% of the Fund’s net assets (based on current value) would then be invested in such securities. This limitation on investment in illiquid securities does not apply to certain restricted securities, including securities issued pursuant to Rule 144A under the Securities Act of 1933 and certain commercial paper, which the Fund’s adviser has determined to be liquid under procedures approved by the Fund’s Board of Trustees.

52.	Comment. Will this Fund engage in “naked” short sales?

Response. Although the Fund may engage in short sales with respect to securities not held in its portfolio (so called “naked short sales”), it will at all times segregate or otherwise designate on the Fund’s books liquid assets equal in value to the value of the securities sold short or cover the obligation by maintaining an offsetting position or contract.

53.	Comment. The information within the section “Purchase and Sale of Fund Shares” is too expansive for item 6. Please remove the bulleted information regarding initial or subsequent investment minimums for wrap fee programs, retirement plans, certain individual retirement accounts, registered investment advisers and fund trustees. Additionally, please delete the 2 paragraphs following the referenced bulleted information.

Response. Please see the response to comment 9.

54.	Comment. In the “Financial Highlights” tables please correct the formatting so that the years are listed across the top of the table and the categories are listed down the side of the table. Additionally, the Financial Highlights are incomplete and are missing the portfolio turnover information.

Response. Please see the response to comment 15.

Loomis Sayles Absolute Strategies Fund/Loomis Sayles Multi-Asset Real Return Fund (“Multi-Asset Real Return Fund”) Statement of Additional Information

55.	Comment. With respect to investment restriction number 8 for the Loomis Sayles Absolute Strategies Fund, please provide adjacent narrative disclosure describing the Fund’s ability to purchase and sell commodities.

Response. In response to this comment, the Registrant has added the following sentence immediately after investment restriction number 8: “For more information about the Fund’s investments in commodities and commodity-related instruments, see the sub-sections “Commodities – General” and “Commodities – Wholly-Owned Subsidiary” in the section “Investment Strategies and Risks” and the section “Taxes” herein.”

56.	Comment. The third sentence in investment restriction number 1 for the Multi-Asset Real Return Fund within the “Investment Restrictions” section states, “[f]or purposes of this restriction, asset-backed securities are not considered to be bank obligations.” Please explain.

Response. The Registrant respectfully submits that asset-backed securities are sufficiently different from and have materially different risk profiles from obligations of banks such that they should not necessarily be classified as bank obligations.1 The Fund limits its investments in asset-backed securities based on the specific underlying asset of each asset-backed security.

57.	Comment. The last paragraph in the “Investment Restrictions” section states that “[f]or purposes of the foregoing restrictions, the Funds do no not consider a swap or other derivative contract on one or more commodities, securities, indices, currencies or interest rates to be a commodity or a commodity contract.” Why is this so, as it seems that they would have economic exposure to the commodity?

Response. The Registrant respectfully submits that investments in derivative contracts on one or more commodities (such as a future contract on the value of oil) have risks different than investments in the commodities themselves. Although such derivative contracts can provide economic exposure to the underlying commodities, the different risks and nature of derivative contracts on commodities necessitate different classifications.

58.	Comment. In the “Derivative Instruments” disclosure under “Investment Strategies and Risks,” in what cases will the Fund’s adviser “cover” its obligations (i.e, long and short, physically and cash settled, over-the-counter or exchange traded)? Is the disclosure consistent with the information provided to the Staff at the February Meeting?

Response. The Registrant has revised the Funds’ disclosure to indicate the different ways in which a Fund seeks to ensure that it will have sufficient liquid assets to meet its

1 The Registrant notes that in the August 1, 1994 no action letter issued to Hyperion Capital Management Inc., the staff permitted a fund, under certain circumstances, to treat each pool of assets backing certain mortgage-backed and asset-backed securities, rather than the sponsor or depositor of the pool, as a separate issuer for purposes of determining compliance with the diversification requirements under the Investment Company Act of 1940.

obligations under its respective derivative contracts. The revised language, which will be inserted on approximately page 26 of the Funds’ SAI, is attached as Appendix A. The actual method used may vary from time to time and from transaction to transaction, and the Registrant respectfully submits that investor understanding is not enhanced by seeking to tie specific methodologies to specific transactions.

Additionally, the Registrant understands that Loomis Sayles will be responding separately to the Staff’s requests for specific information about the asset coverage policies with respect to the registered investment companies managed by Loomis Sayles and refers the Staff to such response.

59.	Comment. In the disclosure under the heading “Forward Contracts” in the “Derivative Instruments” sub-section under the “Investment Strategies and Risks” section, what is it meant by “otherwise designating?”

Response. Please see the response to comment 58 and the revised disclosure referenced therein.

60.	Comment. In the “Derivative Instruments” disclosure under “Investment Strategies and Risks,” what is the legal basis for allowing the Fund to cover its obligations under derivative instruments by entering into offsetting positions?

Response. Please see the response to comment 20.

61.	Comment. In the last sentence of the second paragraph of the “Futures Contracts” disclosure under “Investment Strategies and Risks” that discusses short positions in futures contracts, does the Fund need to segregate notional value for short positions?

Response. Please see the response to comment 58 and the revised disclosure referenced therein.

62.	Comment. In the last paragraph of the “Futures Contracts” disclosure under “Investment Strategies and Risks,” regarding settlement of futures contracts, does the Fund need to segregate notional value plus a cushion for this type of transaction?

Response. Please see the response to comment 58 and the revised disclosure referenced therein.

63.	Comment. As referenced in the second paragraph of the “Options and Warrants” disclosure under “Investment Strategies and Risks,” when the Fund writes options, what is segregated?

Response. Please see the response to comment 58 and the revised disclosure referenced therein.

64.	Comment. As referenced in the last sentence of the “Forward Contracts” disclosure under “Investment Strategies and Risks,” what legal basis is the Fund relying on for allowing the adviser to cover its obligations by entering into offsetting positions?

Response. Please see the responses to comments 20 and 58.

65.	Comment. What is the asset segregation policy for swap transactions?

Response. Please see the response to comment 58 and the revised disclosure referenced therein.

66.	Comment. What is the asset segregation policy for credit default swaps?

Response. Please see the response to comment 58 and the revised disclosure referenced therein.

67.	Comment. In the third paragraph under “Loomis Sayles” within the section “Portfolio Transactions and Brokerage,” there is a discussion regarding Rule 17e-1 under the Investment Company Act of 1940. Do the Registrants engage in any of these transactions? If so, where are the figures?

Response. The Registrant does not currently engage in any of these transactions.

In connection with the above-referenced filing, we acknowledge that:

▪	The Registrants are responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;
▪	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and
▪	The Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filings or in response to the Division of Investment Management’s comments on the filings.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,
/s/ John M. DelPrete
John M. DelPrete
Assistant Secretary
Natixis Funds Trust I and Natixis Funds Trust II

cc:	Russell L. Kane, Esq.
Michael G. Doherty, Esq.
John M. Loder, Esq.

Appendix A

Asset Segregation and Coverage

A Fund will segregate with its custodian or otherwise designate on its records liquid assets in an amount the Fund believes to be adequate to ensure that it has sufficient liquid assets to meet its obligations under its derivatives contracts, or a Fund may engage in other measures to “cover” its obligations with respect to such transactions. The amounts that are segregated or designated may be based on the notional value of the derivative or on the daily mark-to-market obligation under the derivatives contract and may be reduced by amounts on deposit with the applicable broker or counterparty to the derivatives transaction. A Fund may segregate amounts in addition to the amounts described above. In certain circumstances, a Fund may enter into an offsetting position rather than segregating or designating liquid assets (e.g., a Fund may cover a written put option with a purchased put option with the same or higher exercise price). Although a Fund’s Adviser will attempt to ensure that the Fund has sufficient liquid assets to cover its obligations under its derivative contracts, it is possible that the Fund’s liquid assets may be insufficient to support such obligations under its derivatives positions. A Fund may modify its asset segregation policies from time to time.